November 23, 2005

Professionally Managed Portfolios
615 East Michigan
Milwaukee, WI 53202

Ladies and Gentlemen:

As special Massachusetts counsel to Professionally Managed Portfolios, a voluntary association with transferable shares under Chapter 182 of the Massachusetts General Laws, commonly referred to as a “Massachusetts business trust” (the “Trust”), we have been asked to render this opinion in connection with the registration of an unlimited number of shares of the Trust representing interests in the “Stephens Small Cap Growth Fund” (the “Shares”), as more fully described in the prospectus and statement of additional information contained in Post-Effective Amendment No. 239 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion expressed below. We have relied, without independent verification, on a certificate of the Secretary of the Commonwealth of Massachusetts and, as to matters of fact material to the opinion set forth below, on a Certificate of the Secretary of the Trust.

Based upon the foregoing, we are of the opinion that the Shares, when issued and sold at a price of not less than the net asset value per share thereof and substantially in conformity with and subject to all of the provisions, terms and conditions set forth in the prospectus and statement of additional information relating to the Shares as such documents may from time to time be amended and/or supplemented, will be validly issued, fully paid and non-assessable by the Trust.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder.

Sincerely,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP